SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1

TO

FORM U-57

NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS

Filed under Section 33(a) of the

Public Utility Holding Company Act of 1935, as amended

EGT Holding, Ltd.
__________________________________
(Name of foreign utility company)

Entergy Power International Holdings Corporation
__________________________________
(Name of filing company, if filed on
behalf of a foreign utility company)

The Commission is requested to mail copies of all
communications relating to this Notification to:

Mark W. Hoffman, Esq.
Entergy Services, Inc.
639 Loyola Avenue
New Orleans, Louisiana 70113

Entergy Power International Holdings Corporation, a wholly-owned subsidiary of Entergy Corporation, hereby notifies the Securities and Exchange Commission that EGT Holding, Ltd. relinquishes its status as a "foreign utility company" within the meaning of Section 33 of the Public Utility Holding Company Act of 1935, as amended.

SIGNATURE

The undersigned company has duly caused this amendment to be signed on its behalf by the undersigned thereunto duly authorized.

ENTERGY POWER INTERNATIONAL HOLDINGS CORPORATION

By: /s/ Robert D. Sloan
Robert D. Sloan, Executive Vice President,
General Counsel and Secretary

Dated: December 14, 2004